24001906

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III/A

SEC Mail Processing
DEC 04 2024
Washington, DC

SEC FILE NUMBER: 8-12629

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/23 (MM/DD/YY) AND ENDING 09/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nestlerode & Loy, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Regent Court, Suite 202
(No. and Street)

State College	PA	16801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Anderson	814-238-6249	banderson@nestlerode.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

J.H. Williams & Co., LLC
(Name – if individual, state last, first, and middle name)

230 Wyoming Ave, 2nd Floor	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

10/14/2003	211
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Brian Anderson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nestlerode & Loy, Inc., as of September 30th, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
DEANNA K WAKEFIELD - Notary Public
Centre County
My Commission Expires February 12, 2025
Commission Number 1173063

Signature: Brian Anderson

Title: CFO

Deanna K Wakefield
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2024, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nestlerode & Loy, Inc. as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nestlerode & Loy, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Nestlerode & Loy, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Nestlerode & Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode & Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information presented in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nestlerode & Loy, Inc.'s auditors since 2009.

J. H. Williams & Co., LLC

November 22, 2024

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2024

Page

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2024

ASSETS

Cash	$ 270,146
Receivables:	
Accounts receivable - brokers and dealers	5,150
Accounts receivable - 12b-1	4,913
Total receivables	10,063
Prepaid taxes and expenses	24,469
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $164,611	25,293
	$ 329,971

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable - trade	$ 9,480
Accrued salaries and wages	2,771
Accrued and withheld payroll taxes	8,137
Pension payable	15,000
Accrued corporate income taxes	1,288
Deferred income taxes	3,487
TOTAL LIABILITIES	40,163
STOCKHOLDERS' EQUITY	
Preferred stock	20,000
Common stock	24,200
Retained earnings	245,608
Accumulated other comprehensive income	-
TOTAL STOCKHOLDERS' EQUITY	289,808
	$ 329,971

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income and Comprehensive Income
For the year ended September 30, 2023

REVENUES		
Investment advisory revenue		$ 1,502,684
Commissions and distribution fees		69,677
Trailing commissions and fees		118,236
Service fees and other income		4,813
Interest and Investment Income		13,263
	TOTAL REVENUES	1,708,673
EXPENSES		
Compensation		1,147,003
Employee benefits		116,088
Occupancy		83,081
Selling and administrative		376,041
	TOTAL EXPENSES	1,722,213
	(LOSS) FROM OPERATIONS	(13,540)
PROVISION (BENEFIT) FOR INCOME TAXES		
Federal income tax		2,654
State income tax		1,217
	TOTAL PROVISION (BENEFIT) FOR INCOME TAXES	3,871
	NET (LOSS)	$ (17,411)

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2023

	Common Stock	Preferred Stock	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 263,019	$ 0	$ 307,219
NET (LOSS)	-	-	(17,411)	-	(17,411)
BALANCES - ENDING	$ 24,200	$ 20,000	$ 245,608	$ 0	$ 289,808

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (17,411)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Depreciation and amortization	3,747
Gain on Sale of Invesments	(9,665)
Deferred income taxes	1,103
(Increase) decrease in:	
Accounts receivable - brokers and dealers	(774)
Accounts receivable - 12b-1	(172)
Prepaid taxes and expenses	6,976
Increase (decrease) in:	
Accounts payable - trade	4,296
Accrued salaries and wages	(255)
Accrued and withheld payroll taxes	753
Pension payable	(19,956)
Accrued corporate taxes	423
NET CASH PROVIDED IN OPERATING ACTIVITIES	(30,935)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(6,951)
Purchase of securities	(2,191)
Sale of securities	62,704
NET CASH (USED IN) INVESTING ACTIVITIES	53,562
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on lease liability	0
NET CASH (USED IN) FINANCING ACTIVITIES	-
NET (DECREASE) IN CASH	22,627
CASH - BEGINNING	247,519
CASH - ENDING	$ 270,146
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 0
Income taxes paid	$ 2,345

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents on September 30, 2024.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $3,747 for the year ended September 30, 2024.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to the Company's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

<u>Commissions and Distribution Fees</u>

The Company buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Company charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

<u>Trailing Commissions and Fees</u>

The Company incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Company has determined that the trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Investment Advisory Revenue

The Company charges or receives a management fee in connection with management and investment advisory services performed for customers with managed accounts. The management fee is a percentage of the customer's investment holdings as of a given date (usually end of quarter or end of month), and the performance obligation related to the transfer of services is satisfied over a period of time (usually quarterly or monthly). The revenue from the advisory services are recorded when the performance obligation for the period of time covered by the management fee is earned. Any unearned portions are recorded as deferred revenue, net of associated fees and expenses.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Timing differences are due primarily to depreciation on property and equipment.

As of September 30, 2024, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2020.

Concentrations of Credit Risks

The Company's cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee of office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if known or the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Clearing & Custody, Minneapolis, Minnesota. Therefore, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. § 240.170-5 because the Company limits its business activities exclusively to effecting securities transactions via subscription on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; and the Company:

NOTE 4 – Customer Accounts Fully Disclosed (Continued)

(A) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.
(B) did not carry accounts of or for customers; and
(C) did not carry PAB (proprietary securities account of a Broker/Dealer) accounts

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Securities Owned

The Company held $0 at September 30, 2024 in mutual funds. Fair values and unrealized holding gains and losses are summarized as follows:

	Cost	Fair Value	Unrealized Holding Gain (Loss)
RBC Insured Deposits	$ 0	$ 0	$ 0
Vanguard Growth & Income	0	0	0
	$ 0	$ 0	$ 0

The following schedule summarizes the investment return for the year ended

	Total
Interest income	$ 0
Dividend income	2,191
	$ 2,191

NOTE 6 – Securities Owned (Continued)

Fair Value:

The Company measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1 -- Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2 -- Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3 -- Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

NOTE 6 – Securities Owned (Continued)

The tables that follow set forth information about the level within the fair value hierarchy at which the Company's financial instruments are measured at September 30, 2024.

	Fair Value Measurements			
Assets:	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Securities Owned				
RBC Insured Deposits	$ 0	$ 0	$ 0	$ 0
Vanguard Growth & Income	0			0
	$ 0	$ 0	$ 0	$ 0

NOTE 7 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $14,369 for the year ended September 30, 2024.

NOTE 8 – Pension Plan

The Company maintains a profit sharing 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $60,616 under both plans for the year ended September 30, 2024.

NOTE 9 – Related Party Transactions

The Company leases office space under a lease with Harbar Enterprises, a related party that is owned by a majority stockholder of the Company. The total lease payments to Harbar Enterprises for the year ended September 30, 2024 were $45,840. See Note 12.

NOTE 10 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2024 consisted of the following:

	Federal	Deferred	Total
Federal	$ 1,882	$ 772	$ 2,654
State	886	331	1,217
Totals	$ 2,768	$ 1,103	$ 3,871

Deferred tax liabilities consisted of the following components:

	Federal	State	Total
Property and equipment	$ 2,442	$ 1,045	$ 3,487

NOTE 11 – Stockholders' Equity

Details of stockholders' equity at September 30, 2024 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par Value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc.

NOTE 12 – Leases

The Company has obligations as a lessee for office space on a month to month basis. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's share of the building's property taxes, insurance, and common area maintenance.

NOTE 13 – Firm Commitments or Contingencies

There are no firm commitments or contingencies.

SUPPLEMENTAL INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2024

NET CAPITAL

Total stockholders' equity	$	289,808
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		289,808
Deductions		
Petty cash		746
Receivables due for fees earned from third-party participations		500
Mutual fund concessions receivable (net of related accounts payable)		680
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		3,439
Haircut on securities owned		-
Prepaid taxes and expenses		24,469
Fixed assets (net of accumulated depreciation and amortization)		25,293
Other deductions		1,668
TOTAL DEDUCTIONS		56,795
ADJUSTED NET CAPITAL	$	233,013

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	7,715
Accounts payable - 12b-1 fees		1,474
Accounts payable - Mutual Fund Concessions		291
Accrued salaries and wages		2,771
Accrued and withheld payroll taxes		8,137
Pension payable		15,000
Corporate taxes payable		1,288
Deferred income taxes		3,487
TOTAL AGGREGATE INDEBTEDNESS	$	40,163

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	2,678
Minimum dollar net capital required	$	50,000
Adjusted Net Capital	$	233,013
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	183,013
Ratio: Aggregate indebtedness to adjusted net capital		.17 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part II of Form X-17A-5 as of September 30, 2024)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2024.

Nestlerode & Loy, Inc.
Schedule II - Selling and Administrative Expenses
For the year ended September 30, 2024

Trading expense	$	41,785
Payroll taxes		51,272
Contracted services		35,209
Director Fees		10,000
Insurance		20,364
Licenses and fees		10,767
Research		11,292
Dues and subscriptions		21,656
Office expense		39,226
Training and seminars		7,367
Professional fees		27,945
Advertising		14,369
Computer support		15,978
Telephone and communication expenses		26,953
Meals and entertainment		16,135
Travel & admin		1,420
Taxes		7,172
Depreciation and amortization		3,747
Client gifts		13,384
TOTAL SELLING AND ADMINISTRATIVE	$	376,041

Nestlerode & Loy, Inc.
Exemption Report

Nestlerode & Loy, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) **and**

(2) The Company is filing this Exemption Report relying on **Footnote 74** of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; **and** the Company:

> (A) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company);
> (B) did not carry accounts of or for customers; and
> (C) did not carry PAB (proprietary securities account of a Broker/Dealer) accounts (as defined in Rule 15c3-3)

And met the identified exemption provisions throughout the most recent fiscal year without exception.

Nestlerode & Loy, Inc.

I, **Brian Anderson**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brian Anderson

Title: CFO

Dated: 11/27/2024

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
110 Regent Court, Suite 202
State College, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Nestlerode & Loy, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions); 2) the Company is filing the accompanying Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company: a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; b) did not carry accounts of or for customers; and c) did not carry a proprietary securities account of a Broker/Dealer (PAB) account as defined in Rule 15c3-3; and 3) the Company stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the above provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLC

December 2, 2024

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106